Contact

www.linkedin.com/in/briandaitken
(LinkedIn)
www.AlisterPaine.com (Company)
www.briandaitken.com (Personal)

Top Skills

Programmatic Media Buying
Social Media Marketing
Digital Marketing

Honors-Awards

Reformer of the Year
Webby Award Nomination

Publications

HDTV Report
The Franchising Report
The Blue Tent Sky
Investing In Health, Corporate
Citizenship Report

Brian Aitken

I built the free-speech digital advertising platform.
Telluride, Colorado, United States

Summary

Before founding Topple, the worlds most open and inclusive ad network, I spent 10+ years helping to manage over $6 billion in media budgets while building the biddable digital paid media and paid social teams at some of the best agencies in the country including Ketchum, Assembly, JPL and Olympic Media.

In 2015 I helped build the paid media division for Ketchum—the world's oldest PR firm with clients ranging from Hewlett Packard to MasterCard—before moving to Assembly where I led paid social as the VP of Social Strategy and helped put the social division on a path to realize 400% growth over the previous year and helped win more than $45 million in new business. I then spent several years building out the digital paid media and analytics practice area at JPL, expanding their regional footprint to Madison Avenue, before being hired as the Chief Advertising Officer at Olympic Media.

I am exclusively focused on building and growing Topple Ad Network, which I founded on December 14, 2021. Topples raised over $1m in venture capital and, as of November 2022, has gross revenue growth of nearly 800%.

Experience

Topple
Founder & CEO
December 2020 - Present (3 years 11 months)
Telluride, Colorado, United States

Topple provides display and video advertising solutions for de-platformed publishers and advertisers.

It's no secret that BigTech has been censoring, de-platforming, shadow banning, de-monetizing, and black-listing voices they don't agree with. In the AdTech space, these blacklists have significantly reduced the monetization of publications that rely on this income to stay open. Topple solves this problem by connecting like-minded publishers and advertisers and connecting them with the $201bn digital advertising market.

As Topple's sole founder, and CEO, I raised over $1,000,000 from investors like 1517 Fund and we served over 4 billion ad experiences in our first year of existence.

Ads for our Future
Founder and Chairman
January 2023 - Present (1 year 10 months)
New York, New York, United States

Ads for our Future provides digital advertising grants to non-profits, researchers, and startups to promote causes and ideas that don't get the attention they deserve. Our immediate focus area of charitable giving are related to organizations, startups, and individuals working in the areas of human rights, clean energy independence, ending dependency on slave labor in supply chains, and encouraging a diplomatic resolution to the war in the Ukraine. AFOF is supported by an initial $2 million commitment of digital advertising resources from Topple Ad Network.

Alister & Paine
Founder
May 2009 - Present (15 years 6 months)
New York, New York, United States

Created a boutique publishing company that caters to affluent executives and aspiring entrepreneurs. I've had the privilege of working with Ferrari, Bugatti, Rolls Royce, Porsche, Patagonia, Hublot, and hundreds of other amazing luxury lifestyle brands. I've also been incredibly fortunate to meet and interview some truly inspiring entrepreneurs. You wouldn't believe the rest if I told you.

Olympic Media
Chief Advertising Officer
December 2020 - January 2022 (1 year 2 months)
Washington, District of Columbia, United States

In this role I led both demand and supply side digital advertising strategy and activation for all Olympic Media clients, including owned and operated brands. I also led creative strategy and built out the agencies creative team and creative best practices. Amidst the COVID-19 pandemic, I also led the development of the employee retention plan to help keep critical employees at the company.

During my time at Olympic, we were named Inc Magazine's #1 Fastest Growing Marketing & Advertising company in America.

JPL
2 years 10 months

Managing Director NYC, Head of Paid Media & Analytics
February 2019 - December 2020 (1 year 11 months)
Greater New York City Area

I am responsible for expanding JPL to New York City and also lead the agency's Paid Media & Analytics practice, with team members in both New York City and Harrisburg, PA.

This group is responsible for all things related to digital advertising (media planning, AdOps, tracking/tagging, campaign management/optimization, third party validation, ad fraud monitoring, and reporting) across Programmatic, Display, Video, Mobile, Paid Social, Digital TV (CTV/OTT), Digital Radio, and SEM. The group is also responsible for all campaign reporting and marketing analytics projects which include data governance, data integration and management, the building of dashboards (primarily in Tableau), and econometrics projects ranging from market saturation analysis, media mix modeling, and budget recommendations to custom attribution modeling.

I have grown the media budget by roughly 50% since taking over the department and am responsible for the financial success of the group (including exceeding budgeted Adjusted Net Income by 2.5x, exceeding budgeted labor revenue, and doubling the budgeted YTD Total Revenue of the group).

I also lead the digital advertising and marketing analytics functions for Paskill Stapleton & Lord (PS&L) a higher education marketing agency which is partially owned by JPL.

Head of Digital Marketing; VP of New Ventures
March 2018 - December 2020 (2 years 10 months)
Harrisburg, Pennsylvania Area

In this role I am responsible for leading the various digital marketing specializations from Analytics, SEO, SEM to Digital Paid Media. I provide strategic guidance to JPL's clients--such as Hershey's and Quest Diagnostics--assess new integrated marketing opportunities, and am responsible for rolling out a sophisticated new digital marketing offering focused on technology, transparency, and results.

Media Assembly
Vice President of Social Strategy
January 2017 - January 2018 (1 year 1 month)
New York, New York

Assembly was ranked Media Agency of the Year by AdAge who has also celebrated the agencies diversity and transparency as key reasons we've added more than $1 billion in revenue in 2017, alone.

As Vice President of Social Strategy I managed the Paid Social teams in New York, Detroit, and Los Angeles for clients like E*Trade, 1-800 Contacts, Timberland, Truth, Cancer Treatment Centers of America, and 20th Century Fox.

I was responsible for structuring investment deals with Facebook, Snapchat, Twitter, and LinkedIn as well as building relationships with API and technology partners such as Amobee, 4C, and Smart.ly.

I was a member of both the agencies Digital Leadership Team and the New Business team and helped land roughly $45 million in new business wins for the agency during my tenure.

Ketchum
Managing Supervisor, Paid Media
April 2014 - December 2016 (2 years 9 months)
Greater New York City Area

I joined Ketchum as a consultant to help them build out their paid media offering for clients like Hewlett-Packard, Chase, and ConAgra across a variety of channels including Google, YouTube, Facebook, Twitter, Outbrain and other native offerings appropriate for clients in the public relations space.

I turned down the opportunity to become a full time employee in order to pursue advisory roles in emerging AdTech and FinTech companies.

Emergent Order
Head of Creative Strategy
June 2013 - April 2014 (11 months)

I brought digital campaign solutions to this traditional video-production agency including digital media buys with Google, YouTube, Hulu, Facebook and Twitter; web-development; . I aided John Papola in the strategic launch for The Kronies viral video series which included creating faux LinkedIn accounts for Chimera executives, an "interview" with the faux-executive in Forbes, branded content in BuzzFeed, and strategic paid media distribution.

Edelman
Account Supervisor
February 2012 - August 2012 (7 months)
San Francisco Bay Area

Edelman Digital is the interactive arm of the world's largest independently owned public relations firm.

Before moving back to New York, I was in charge of supervising and implementing social media strategies for Adobe, specifically; Photoshop, Lightroom, Photoshop Elements, Adobe Revel, and Photoshop Touch apps.

My work for the launch of Lightroom 4 was nominated for both a Webby Award and a Shorty Award.

Foundation for Economic Education
Director of New Media
January 2011 - February 2012 (1 year 2 months)
Atlanta, GA and Irvington, NY

From February 1, 2011 until January 31, 2012 I was responsible for restructuring the new media and marketing strategies for a well established 65-year old non-profit.

Within that year I grew their YouTube viewership by 1,300% over the previous year, developed the organizations first Brand Standards & Social Media Policies, and spearheaded an integrated and cohesive rebranding initiative based on a years worth of market research.

MediaPlanet
Project Manager/Publisher
April 2008 - January 2010 (1 year 10 months)
New York, NY

MediaPlanet is an international publishing house with 20 offices in 18 countries. I was responsible for financing and managing the creative process for special interest supplements that were released in The Wall Street Journal, USA Today, and The Washington Post.

By the time I left to start Alister & Paine I had set numerous sales records, mentored the next wave of successful publishers, ensured the branch was consistently performing in the top 10% of the companies 22 branches, and paved the road for domestic expansion to Chicago and Los Angeles.

Education

New York University - Leonard N. Stern School of Business
SOPA, Executive Education | Statement of Professional Achievement · (2010 - 2011)

Alliance Manchester Business School
Global MBA Program · (2011 - 2014)

Rutgers University
E.P.I.B. - Health Option · (2002 - 2006)